TALISMAN ENERGY INC.

AMENDMENT OF NOTICE OF INTENTION TO MAKE
A NORMAL COURSE ISSUER BID

The Notice of Intention to Make a Normal Course Issuer Bid of Talisman Energy Inc. dated March 22, 2006 (the "Notice") is hereby amended:

1.   By replacing Section 2 of the Notice with the following:

"The Company may purchase up to a maximum of 109,767,000 Shares from March 28, 2006 to March 27, 2007 pursuant to this Notice of Intention, representing approximately 10% of the public float outstanding as of March 22, 2006 (adjusted for the 3 for 1 share split which occurred in May, 2006). Not more than 2% of the outstanding Shares will be purchased in any 30-day period. All Shares purchased will be cancelled. As at March 22, 2006, the Company had 1,098,803,970 Shares outstanding (adjusted for the share split)."

2.   By replacing the first two sentences in Section 4 of the Notice with the following:

"The Shares will be purchased from time to time through the facilities of the Toronto Stock Exchange ("TSX") and the New York Stock Exchange. The purchase and payment for the Shares will be made by the Company in accordance with the policies of the exchange through which the Shares are purchased."

DATED December 19, 2006.

TALISMAN ENERGY INC.

By: "M. Jacqueline Sheppard"
         M. Jacqueline Sheppard
         Executive Vice President, Corporate and
         Legal, and Corporate Secretary